FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2007

Goldcorp Inc.
(Translation of registrant’s name into English)

Suite 1560, 200 Burrard Street
Vancouver, British Columbia V6C 3L6 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
By:	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Director, Legal and Assistant Corporate Secretary

Date:   January 17, 2007

FORM 51-102F4
BUSINESS ACQUISITION REPORT
Item 1	Identity of Company

1.1	Name and Address of Company

Goldcorp Inc. (the “Company”) Park Place, Suite 3400, 666 Burrard Street Vancouver, BC V6C 2X8

1.2	Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this report:

Lindsay Hall, Executive Vice President and Chief Financial Officer (604) 696-3000

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

The Company acquired all of the issued and outstanding shares of Glamis Gold Ltd. (“Glamis”) pursuant to a plan of arrangement which closed on November 4, 2006 (the “Arrangement”). Pursuant to the Arrangement, each Glamis common share was exchanged for 1.69 Goldcorp common shares and CDN$0.0001 in cash. The Company acquired interests in the El Sauzal gold mine (100%) in Mexico, the Marlin gold-silver mine (100%) in Guatemala, the Marigold gold mine (67%) in the United States, the San Martin gold mine (100%) in Honduras, the Peñasquito silver project (100%) in Mexico, and the Cerro Blanco gold project (100%) in Guatemala.

2.2	Date of Acquisition

The effective date of the acquisition is November 4, 2006.

2.3	Consideration

Each Glamis common share was exchanged for 1.69 Goldcorp common shares (the “Exchange Ratio”) and CDN$0.0001 in cash. All outstanding Glamis stock appreciation rights (“SARs”) were exercised by the holders into Glamis shares such that holders of the SARs received Goldcorp shares at the Exchange Ratio and cash. As a result of the transaction, the combined company is held approximately 60% by Goldcorp shareholders and approximately 40% by former Glamis shareholders. Each Glamis stock option, which previously gave the holder the right to acquire common shares of Glamis was exchanged for a stock option which gives the holder the right to acquire common shares of Goldcorp on the same basis as the Exchange Ratio.

2.4	Effect on Financial Position

The Company does not have any current plans for material changes in the Company’s business affairs or the affairs of the acquired assets which may have a significant effect on the results of operations and financial position of the Company.

2.5	Prior Valuations

Not Applicable.

2.6	Parties to Transaction

The transaction was not with informed persons, associates or affiliates of the Company.

2.7	Date of Report

January 17, 2007.

Item 3	Financial Statements

The following financial statements are contained in Schedule A annexed hereto, which forms part of this report:
(i)	unaudited pro forma condensed consolidated financial statements of the Company consisting of a condensed consolidated balance sheet as at September 30, 2006 and condensed consolidated statements of operations for the nine months ended September 30, 2006 and for the year ended December 31, 2005, together with the notes thereon;
The following financial statements are incorporated by reference in this report:
(ii)	audited consolidated financial statements (the “Audited Financial Statements”) of Glamis Gold Ltd. consisting of consolidated balance sheets as at December 31, 2005 and 2004 and consolidated statements of operations and deficit and cash flows for each of the years then ended, together with the Auditors’ Report thereon and the notes thereto; and

(iii)	unaudited consolidated financial statements of Glamis Gold Ltd. consisting of a consolidated balance sheet as at September 30, 2006 and consolidated statements of operations and cash flows for the nine months ended September 30, 2006, together with the notes thereto.
As the Audited Financial Statements, incorporated by reference, are identical to those filed by Glamis on March 15, 2006, a copy of which has been posted on SEDAR at www.sedar.com, under the Glamis profile, the Company has not obtained the consent of KPMG LLP to include the February 3, 2006 Auditors’ Report in this report incorporated by reference.
The Company has also not obtained the consent to include in the unaudited pro forma condensed consolidated statement of operations of the Company for the year ended December 31, 2005 — of Ernst & Young LLP for the Placer Dome Operations and Projects combined financial statements of the operations acquired by the Company consisting of audited combined statements of earnings (loss) for the year ended December 31, 2005, which is identical to the information included in the Company’s final short form prospectus dated May 5, 2006, a copy of which has been posted on SEDAR at www.sedar.com and of PricewaterhouseCoopers LLP for the Western Silver Corporation (“Western Silver”) audited statement of operations for the year ended September 30, 2005, which is identical to those filed by Western Silver on December 22, 2005, a copy of which has been posted on SEDAR at www.sedar.com, under the Western Silver profile.
Cautionary Note Regarding Forward-Looking Statements
This business acquisition report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business — Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2005, available on

www.sedar.com, and Form 40-F for the year ended December 31, 2005 on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SCHEDULE A

Unaudited pro forma condensed consolidated financial statements of
Goldcorp Inc.

Goldcorp Inc.
Pro forma condensed consolidated balance sheet
as at September 30, 2006
(Unaudited)
(Expressed in millions of United States dollars unless otherwise stated)

		Glamis	Note		Pro forma	Pro forma
	Goldcorp Inc.	Gold Ltd.	4		adjustments	consolidated

Assets
Cash and cash equivalents	$342.3	$85.8			$—	$428.1
Marketable securities	13.6	—			—	13.6
Accounts receivable	104.0	2.1			—	106.1
Inventories and stockpiled ore	131.7	40.1			—	171.8
Future income and mining taxes	28.5	—			—	28.5
Other	15.4	2.0			—	17.4

	635.5	130.0			—	765.5

Mining interests	5,226.4	2,064.9			—	7,291.3
Silver purchase arrangements	350.8	—			—	350.8
Goodwill	681.6	—			—	681.6
Long-term investments	100.3	—			—	100.3
Stockpiled ore	67.1	—			—	67.1
Other	22.8	31.9			—	54.7
Unallocated purchase price	—	—	(a	)	6,632.3	6,632.3

	$7,084.5	$2,226.8			$6,632.3	$15,943.6

Liabilities
Accounts payable and accrued liabilities	$172.6	$26.4	(a	)	$20.0	$219.0
Income and mining taxes payable	96.7	11.6			—	108.3
Current portion of reclamation and closure cost obligations	—	0.2			—	0.2
Current portion of long-term debt	100.0	15.0			—	115.0
Current portion of derivative instrument liability	21.2	—			—	21.2

	390.5	53.2			20.0	463.7

Derivative instrument liability	11.2	—			—	11.2
Future income and mining taxes	1,305.7	482.3			—	1,788.0
Long-term debt	750.0	65.0			—	815.0
Reclamation and closure cost obligations	137.7	16.0			—	153.7
Future employee benefits and other	10.0	—			—	10.0

	2,605.1	616.5			20.0	3,241.6

Non-controlling interests	286.0	—			—	286.0

Shareholders’ equity
Capital stock	3,582.7	1,545.7	(a	)	6,676.9	11,805.3
Cumulative translation adjustment	101.9	—			—	101.9
Retained earnings	508.8	64.6	(a	)	(64.6)	508.8

	4,193.4	1,610.3			6,612.3	12,416.0

	$7,084.5	$2,226.8			$6,632.3	$15,943.6

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.	Page 2

Goldcorp Inc.
Pro forma condensed consolidated statement of operations
nine months ended September 30, 2006
(Unaudited)
(Expressed in millions of United States dollars unless otherwise stated)

			Placer Dome	Western
		Glamis	Operations	Silver	Note		Pro forma	Pro forma
	Goldcorp Inc.	Gold Ltd.	and Projects	Corporation	4		adjustments	consolidated

			(Period from	(Period from
			January 1, 2006	January 1, 2006
			to May 12, 2006)	to May 3, 2006)
			(Schedule I)	(Schedule II)
			(Note 3 (b))	(Note 3 (c))

Revenue	$1,196.6	$268.2	$130.4	$—			$—	$1,595.2

Operating expenses	427.5	93.9	86.0	—			—	607.4
Depreciation and depletion	196.9	59.4	16.8	—	(b	)	16.6	289.7

Earnings from mine operations	572.2	114.9	27.6	—			(16.6)	698.1
Corporate administration	32.5	9.3	1.2	2.2			—	45.2
Stock option expense	15.9	4.8	—	0.2	(g	)	0.2	21.1
Resource development, technology and other	—	—	3.5	—			—	3.5
Exploration	19.9	11.8	8.8	0.3			—	40.8

Earnings from operations	503.9	89.0	14.1	(2.7)			(16.8)	587.5

Other income (expenses)
Interest and other	(28.5)	(6.6)	(34.9)	0.6	(c),	(h)	(16.5)	(85.9)
Non-hedge derivative loss	(32.4)	—	—	—			—	(32.4)
Dilution gain	61.4	—	—	—			—	61.4

	0.5	(6.6)	(34.9)	0.6			(16.5)	(56.9)

Earnings (loss) before taxes and non-controlling interests	504.4	82.4	(20.8)	(2.1)			(33.3)	530.6
Income and mining taxes	(136.5)	(16.0)	(55.8)	—	(e	)	13.0	(195.3)
Non-controlling interests	(25.6)	—	—	—			—	(25.6)

Net earnings (loss)	$342.3	$66.4	$(76.6)	$(2.1)			$(20.3)	$309.7

Earnings per share (Note 5)	$0.90	$0.44						$0.44

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.	Page 3

Goldcorp Inc.
Pro forma condensed consolidated statement of operations
year ended December 31, 2005
(Unaudited)
(Expressed in millions of United States dollars unless otherwise stated)

			Placer Dome	Western	Wheaton
		Glamis	Operations	Silver	River	Note		Pro forma	Pro forma
	Goldcorp Inc.	Gold Ltd.	and Projects	Corporation	Minerals	4		adjustments	consolidated

				(Schedule III)	(Period from
					January 1, 2005 to
					February 14, 2005)
					(Note 3 (d))

Revenues	$896.4	$202.6	$310.8	$—	$56.2			$—	$1,466.0

Operating expenses	304.0	87.7	220.0	—	21.7			—	633.4
Depreciation and depletion	135.3	51.1	44.6	—	6.6	(b	)	51.0	288.6

Earnings from mine operations	457.1	63.8	46.2	—	27.9			(51.0)	544.0
Corporate administration	29.9	13.0	4.4	3.2	2.3			—	52.8
Stock option expense	13.9	3.9	—	1.2	0.2	(g	)	1.2	20.4
Resource development, technology and other	—	—	23.5	—	—			—	23.5
Exploration	8.0	9.5	22.0	0.8	0.4	(f	)	11.6	52.3

Earnings (loss) from operations	405.3	37.4	(3.7)	(5.2)	25.0			(63.8)	395.0

Other income (expense)
Interest and other	19.9	(0.3)	(1.7)	(0.2)	0.4	(c),	(h)	(43.7)	(25.6)
Dilution gain	18.7	—	—	—	—			—	18.7
Corporate transaction costs	(3.6)	—	—	—	—			—	(3.6)

	35.0	(0.3)	(1.7)	(0.2)	0.4			(43.7)	(10.5)

Earnings (loss) before taxes and non-controlling interests	440.3	37.1	(5.4)	(5.4)	25.4			(107.5)	384.5
Income and mining taxes	(142.4)	(10.0)	(1.9)	—	(8.0)	(e	)	37.4	(124.9)
Non-controlling interests	(12.2)	—	—	—	(0.3)	(d	)	3.5	(9.0)

Net earnings (loss)	$285.7	$27.1	$(7.3)	$(5.4)	$17.1			$(66.6)	$250.6

Earnings (loss) per share (Note 5)	$0.91	$0.21							$0.36

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.	Page 4

Schedule I
Goldcorp Inc.
Pro forma consolidated financial statements
Statement of operations of Placer Dome Operations and Projects period from January 1, 2006 to May 12, 2006
(Unaudited)
(Expressed in millions of United States dollars unless otherwise stated)

	Period from	Period from	Period from
	January 1,	April 1,	January 1,
	2006 to	2006 to	2006 to
	March 31,	May 12,	May 12,
	2006	2006	2006

Revenues	$87.0	$43.4	$130.4

Operating expenses	62.1	23.9	86.0
Depreciation and depletion	11.8	5.0	16.8

Earnings from mine operations	13.1	14.5	27.6
Corporate administration	1.0	0.2	1.2
Resource development, technology and other	1.2	2.3	3.5
Exploration	6.6	2.2	8.8

Earnings from operations	4.3	9.8	14.1

Other income (expense)
Interest and other	(29.6)	(5.3)	(34.9)

(Loss) earnings before taxes	(25.3)	4.5	(20.8)
Income taxes	(51.9)	(3.9)	(55.8)

Net (loss) earnings	$(77.2)	$0.6	$(76.6)

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.	Page 5

Schedule II
Goldcorp Inc.
Pro forma consolidated financial statements
Statement of operations of Western Silver Corporation
period from January 1, 2006 to May 3, 2006
(Unaudited)
(Expressed in millions of United States dollars unless otherwise stated)

	Period from		Period from	Period from	Period from
	January 1,		January 1,	April 1,	January 1,
	2006 to		2006 to	2006 to	2006 to
	March 31,	Exchange	March 31,	May 3,	May 3,
	2006	rate	2006	2006	2006
}
	Cdn$	(i)	US$	US$	US$

Operating expenses
Corporate administration	$1.7	1.1545	$1.5	$0.7	$2.2
Stock option expense	0.3	1.1545	0.2	—	0.2
Exploration	0.2	1.1545	0.2	0.1	0.3

	(2.2)		(1.9)	(0.8)	(2.7)

Other income (expense)
Interest and other	0.4	1.1545	0.4	0.2	0.6

Net loss	$(1.8)		$(1.5)	$(0.6)	$(2.1)

(i)	Based on the average Canadian/U.S. dollar exchange rate for the period from January 1, 2006 to March 31, 2006

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.	Page 6

Schedule III
Goldcorp Inc.
Pro forma consolidated financial statements
Statement of operations of Western Silver Corporation
year ended December 31, 2005
(Unaudited)
(Expressed in millions of United States dollars unless otherwise stated)

	Year ended	Three months ended		Year ended		Year ended
	September 30,	December 31,		December 31,	Exchange	December 31,
	2005	2005	2004	2005	rate	2005

	Cdn$	Cdn$	Cdn$	Cdn$	(i)	US$

Operating expenses
Corporate administration	$3.3	$1.0	$0.4	$3.9	1.2114	$3.2
Stock option expense	1.5	0.3	0.4	1.4	1.2114	1.2
Exploration	0.9	0.2	0.1	1.0	1.2114	0.8

	(5.7)	(1.5)	(0.9)	(6.3)		(5.2)

Other income (expense)
Interest and other	(0.5)	0.4	0.1	(0.2)	1.2114	(0.2)

Net loss	$(6.2)	$(1.1)	$(0.8)	$(6.5)		$(5.4)

(i)	Based on the average Canadian/U.S. dollar exchange rate for the period from January 1, 2005 to December 31, 2005

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.	Page 7

Goldcorp Inc.
Notes to the pro forma condensed consolidated financial statements nine months ended September 30, 2006 and year ended December 31, 2005
(Unaudited)
(Tabular amounts expressed in millions of United States dollars unless otherwise stated, except per share amounts)
1.	Basis of presentation

The unaudited pro forma consolidated balance sheet of Goldcorp Inc. (the “Company” or “Goldcorp”) as at September 30, 2006 and unaudited pro forma consolidated statements of operations for the nine month period ended September 30, 2006 and for the year ended December 31, 2005 have been prepared by management of Goldcorp, in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), for illustrative purposes only, to show the effect of the agreement entered into with Glamis Gold Ltd. (“Glamis”) whereby Glamis’ common shareholders exchanged each Glamis common share for 1.69 common shares of Goldcorp and Cdn$0.0001 in cash resulting in the acquisition of Glamis by Goldcorp.

In addition, these unaudited pro forma financial statements show the effects of the agreement entered into by Goldcorp with Barrick Gold Corporation (“Barrick”) that resulted in the purchase of certain operations and projects of Placer Dome Inc. (“Placer Dome”) on May 12, 2006, the acquisition by Glamis of Western Silver Corporation (“Western Silver”) on May 3, 2006 and the acquisition by Goldcorp of Wheaton River Minerals Ltd. (“Wheaton”) on February 14, 2005 as if they had occurred on January 1, 2005. These pro forma consolidated financial statements have been compiled from, and include:
(a)	A pro forma consolidated balance sheet combining the unaudited consolidated balance sheet of Goldcorp as at September 30, 2006 and the unaudited consolidated balance sheet of Glamis as at September 30, 2006.

(b)	A pro forma consolidated statement of operations for the nine months ended September 30, 2006 combining:
(i)	the unaudited consolidated statement of operations of Goldcorp for the nine months ended September 30, 2006;

(ii)	the unaudited consolidated statement of operations of Glamis for the nine months ended September 30, 2006;

(iii)	the unaudited combined statement of operations for the three month period ended March 31, 2006 and the unaudited operations for the period from April 1, 2006 to the date of acquisition by Goldcorp of May 12, 2006 of the Placer Dome Operations and projects; and

(iv)	the unaudited consolidated statement of operations for the three month period ended March 31, 2006 converted to U.S. dollars based on the Canadian/U.S. dollar average exchange rate for the three month period ended March 31, 2006 and the unaudited operations for the period from April 1, 2006 to the date of acquisition by Glamis of May 3, 2006 of Western Silver.
(c)	A pro forma consolidated statement of operations for the year ended December 31, 2005 combining:
(i)	the audited consolidated statement of operations of Goldcorp for the year ended December 31, 2005;

(ii)	the audited consolidated statement of operations of Glamis for the year ended December 31, 2005;

(iii)	the audited combined statement of operations of the Placer Dome Operations and projects for the year ended December 31, 2005;

Goldcorp Inc.
Notes to the pro forma condensed consolidated financial statements nine months ended September 30, 2006 and year ended December 31, 2005
(Unaudited)
(Tabular amounts expressed in millions of United States dollars unless otherwise stated, except per share amounts)
1.	Basis of presentation (continued)
(c)	(continued)
(iv)	the audited consolidated statement of operations of Western Silver for the year ended September 30, 2005 and the interim unaudited consolidated financial statements of Western Silver for the three month periods ended December 31, 2005 and 2004 converted to U.S. dollars based on the Canadian/U.S. dollar average exchange rate for the year ended December 31, 2005; and

(v)	the unaudited operations of Wheaton for the period from January 1, 2005 to the date of acquisition of February 14, 2005.
The pro forma consolidated balance sheet as at September 30, 2006 has been prepared as if the transactions described in Note 3 had occurred on September 30, 2006. The pro forma consolidated statements of operations for the nine months ended September 30, 2006 and for the year ended December 31, 2005 have been prepared as if the transactions described in Note 3 had occurred on January 1, 2005.

It is management’s opinion that these pro forma consolidated financial statements present in all material respects, the transactions described in Note 3, in accordance with Canadian GAAP. The accounting policies used in the preparation of these statements are consistent with Goldcorp’s accounting policies for the year ended December 31, 2005. The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Goldcorp which would have actually resulted had the transactions been effected on the dates indicated. Actual amounts recorded upon consummation of the agreements will likely differ from those recorded in the unaudited pro forma consolidated financial statement information. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma financial statement information. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

Certain elements of the Goldcorp, Glamis and Western Silver consolidated financial statements and the Placer Dome Operations and projects combined financial statements have been reclassified to provide a consistent format.

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of Goldcorp, Glamis, the Placer Dome Operations and projects, Western Silver and Wheaton.
2.	Significant accounting policies

The accounting policies used in the preparation of this unaudited pro forma consolidated financial statement information are those set out in Goldcorp’s audited consolidated financial statements for the year ended December 31, 2005. In preparing the unaudited pro forma consolidated financial information a review was undertaken to identify Glamis, Placer Dome and Western Silver accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting policy differences may be identified after consummation of the proposed acquisitions. The significant accounting policies of Goldcorp conform in all material respects to those of Glamis, Placer Dome and Western Silver, except as noted in Note 4 for Western Silver.

Goldcorp Inc.
Notes to the pro forma condensed consolidated financial statements nine months ended September 30, 2006 and year ended December 31, 2005
(Unaudited)
(Tabular amounts expressed in millions of United States dollars unless otherwise stated, except per share amounts)
3.	Business acquisitions
(a)	Agreement with Glamis
On August 31, 2006, Goldcorp and Glamis announced that the respective boards of directors had agreed to combine Goldcorp and Glamis. The transaction was approved by Glamis shareholders on October 26, 2006 and closed on November 4, 2006. Each Glamis common share was exchanged for 1.69 Goldcorp common shares (the “Exchange Ratio”) and Cdn$0.0001 in cash. All outstanding Glamis stock appreciation rights (“SARs”) were exercised by the holders into Glamis shares such that holders of the SARs received Goldcorp shares and cash at the same share exchange ratio. As a result of the transaction, the combined company is held approximately 60% by Goldcorp shareholders and approximately 40% by Glamis shareholders. Each Glamis stock option, which previously gave the holder the right to acquire common shares of Glamis was exchanged for a stock option which gives the holder the right to acquire common shares of Goldcorp on the same basis as the Exchange Ratio.

This business combination will be accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Glamis as the acquiree.

The unaudited pro forma consolidated financial information assumes the cost of acquisition will include the fair value of the Goldcorp shares issued based on the issuance of 283.2 million Goldcorp common shares at $28.71, plus stock appreciation rights of Glamis exercised for 0.4 million common shares of Goldcorp at $28.71, plus 4.7 million stock options of Glamis exchanged for those of Goldcorp with a fair value of $82.2 million, plus transaction costs of $20.0 million, providing a total purchase price of $8.2 billion. The price of the Goldcorp common shares was calculated as the average share price of Goldcorp two days before, the day of, and two days after the date of announcement. The stock options have been valued using the Black-Scholes option pricing model.

Goldcorp has not yet determined the fair value of all identifiable assets and liabilities acquired, the amount of the purchase price that may be allocated to goodwill, or the complete impact of applying purchase accounting on the statement of operations. Therefore, after reflecting the pro forma purchase adjustments identified to date, the excess of the purchase consideration over the adjusted book values of Glamis’ assets and liabilities has been presented as “unallocated purchase price.” Goldcorp is currently undergoing a process whereby the fair value of all identifiable assets and liabilities acquired as well as any goodwill arising upon the acquisition will be determined. On completion of valuations, with a corresponding adjustment to the historic carrying amounts of mining interests, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in the consolidated statements of operations of Goldcorp for periods after the date of acquisition. Goldcorp estimates that a $100 million adjustment to the carrying amount of mining interests of Glamis would result in a corresponding adjustment to pre-tax amortization expense in the pro forma consolidated statement of earnings by approximately $9.375 million for the nine months ended September 30, 2006 and $12.5 million for the year ended December 31, 2005. No pro forma adjustments have been reflected for any changes in future tax assets or liabilities that would result from recording Glamis’ identifiable assets and liabilities at fair value as the process of estimating the fair value of identifiable assets and liabilities is not complete.

Goldcorp Inc.
Notes to the pro forma condensed consolidated financial statements nine months ended September 30, 2006 and year ended December 31, 2005
(Unaudited)
(Tabular amounts expressed in millions of United States dollars unless otherwise stated, except per share amounts)
3.	Business acquisitions (continued)
(a)	Agreement with Glamis (continued)

Purchase price
283.2 million common shares of Goldcorp	$8,129.0
0.4 million common shares of Goldcorp on exercise of Glamis stock appreciation rights	11.4
Stock options of Glamis exchanged for those of Goldcorp	82.2
Acquisition costs	20.0

$8,242.6

Net assets acquired
Current assets	$130.0
Other assets	31.9
Mining interests	2,064.9
Liabilities	(616.5)
Unallocated purchase price	6,632.3

$8,242.6

(b)	Agreement with Barrick

On October 30, 2005, Goldcorp entered into an agreement with Barrick to acquire certain of Placer Dome’s Canadian and other mining assets and interests upon Barrick’s successful acquisition of Placer Dome. On March 15, 2006, Barrick acquired 100% of the outstanding shares of Placer Dome for approximately $10.0 billion in shares and cash. On May 12, 2006, Goldcorp completed the agreement with Barrick for cash of approximately $1.6 billion. The acquisition was funded with a $250 million advance payment paid in January 2006 from cash on hand. The remainder was paid upon closing by drawing down on credit facilities in the amount of $1.3 billion and cash on hand. Goldcorp has acquired Placer Dome’s interests in the Campbell (100%), Porcupine (51%) and Musselwhite (68%) gold mines in Canada, and the La Coipa (50%) gold/silver mine in Chile. Goldcorp has also acquired a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interests in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia.

On July 24, 2006, Goldcorp sold certain of its Canadian exploration interests to Terrane Metals Ltd. In consideration for the exploration properties, the Company received 240 million convertible Series A preferred shares at a price of Cdn$0.50 per share. The preferred shares are convertible into common shares of Terrane at the option of Goldcorp at any time without any further consideration. On an as converted basis, Goldcorp would own an 81% equity interest in Terrane’s issued and outstanding shares and a 75% equity interest on a fully diluted basis. The preferred shares are not entitled to dividends, are non-transferable without the prior written consent of Terrane, are non-redeemable, non-retractable, non-voting and if not previously converted will be automatically converted into common shares on the 20th anniversary of their issuance.

Goldcorp Inc.
Notes to the pro forma condensed consolidated financial statements nine months ended September 30, 2006 and year ended December 31, 2005
(Unaudited)
(Tabular amounts expressed in millions of United States dollars unless otherwise stated, except per share amounts)
3.	Business acquisitions (continued)
(b)	Agreement with Barrick (continued)

This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and the Placer Dome Operations as the acquiree. The results of operations of the Placer Dome Operations have been included in the consolidated financial statements of Goldcorp from May 12, 2006.

The preliminary allocation of the purchase price of the Placer Dome Operations is summarized in the following table and is subject to adjustment:

Purchase price, subject to final adjustments
Cash	$1,593.4
Acquisition costs	9.9

$1,603.3

Net assets acquired
Current assets	$56.1
Other assets	27.7
Mining interests	1,385.7
Current liabilities	(56.3)
Future income tax liabilities	(273.6)
Reclamation and closure cost obligations	(80.7)
Goodwill	544.4

$1,603.3

For the purposes of these pro forma condensed consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time of these pro forma condensed consolidated financial statements. Goldcorp will continue to review information and perform further analysis with respect to these assets, including an independent valuation, prior to finalizing the allocation of the purchase price. This process will be performed in accordance with the recent accounting pronouncement relating to Mining Assets — Impairment and Business Combination (Emerging Issue Committee Abstract 152). Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets.

Goldcorp Inc.
Notes to the pro forma condensed consolidated financial statements nine months ended September 30, 2006 and year ended December 31, 2005
(Unaudited)
(Tabular amounts expressed in millions of United States dollars unless otherwise stated, except per share amounts)
3.	Business acquisitions (continued)
(c)	Acquisition of Western Silver Corporation

On May 3, 2006, Glamis acquired all the issued and outstanding shares of Western Silver pursuant to a plan of arrangement. Glamis exchanged 0.688 of a common share of Glamis for each issued Western Silver share. Prior to Glamis’ acquisition of all of the issued and outstanding shares of Western Silver, Western Silver transferred approximately Cdn$37.0 million in cash and two properties located in Canada and Mexico to a new exploration company, named Western Copper Corporation (“Western Copper”). The shareholders of Western Silver received, in addition to the 0.688 of a common share of Glamis, one share of Western Copper for each share of Western Silver owned. Glamis retains a right to acquire a 5% stake in Western Copper.

This business combination has been accounted for as a purchase transaction, with Glamis being identified as the acquirer and Western Silver as the acquiree. The results of operations of Western Silver have been included from May 3, 2006.

The allocation of the purchase price of Western Silver is summarized in the following table:

Purchase price
33.9 million common shares of Glamis	$994.7
Stock options of Glamis exchanged for those of Western Silver	29.2
Acquisition costs	12.0

$1,035.9

Net assets acquired
Mining interests	$1,432.4
Future income tax liabilities	(396.5)

$1,035.9

(d)	Acquisition of Wheaton River Minerals Ltd.

On December 6, 2004, Goldcorp and Wheaton issued a joint press release announcing a proposed transaction which provided for Goldcorp to make a take-over bid for Wheaton on the basis of one Goldcorp share for every four Wheaton shares. On December 29, 2004, Goldcorp mailed the Goldcorp take-over bid circular to the Wheaton shareholders.

On February 8, 2005, Goldcorp announced a special $0.50 per share cash dividend would be payable to existing Goldcorp shareholders should shareholders approve by majority Goldcorp’s take-over bid for Wheaton and Wheaton shareholders tender the minimum two-thirds bid requirement. The payment of a special dividend resulted in an adjustment to the exchange ratio of Goldcorp’s outstanding warrants — an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.

Goldcorp Inc.
Notes to the pro forma condensed consolidated financial statements nine months ended September 30, 2006 and year ended December 31, 2005
(Unaudited)
(Tabular amounts expressed in millions of United States dollars unless otherwise stated, except per share amounts)
3.	Business acquisitions (continued)
(d)	Acquisition of Wheaton River Minerals Ltd. (continued)

On February 10, 2005, at the special meeting of shareholders, approximately 65% of Goldcorp shareholders who voted were in favour of approval of the issuance of additional Goldcorp common shares to effect the acquisition of Wheaton. As of February 14, 2005, approximately 70% of the outstanding Wheaton common shares (403,165,952 shares) were tendered to Goldcorp’s offer. This satisfied the minimum two-thirds bid requirement under the terms of the offer to acquire Wheaton. On the same day, Goldcorp extended the offer expiry date to February 28, 2005 to give remaining Wheaton shareholders more time to tender their shares. With conditions met, the special $0.50 per share dividend, totaling approximately $95 million, payable to Goldcorp shareholders of record on February 16, 2005, was paid on February 28, 2005.

As of March 31, 2005, Goldcorp held approximately 82% of the outstanding Wheaton common shares. Goldcorp and a subsidiary entered into a series of transactions with Wheaton that resulted in Goldcorp owning 100% of Wheaton common shares on April 15, 2005. Further, the series of transactions resulted in each Wheaton warrant or stock option, which gives the holder the right to acquire common shares of Wheaton, being exchanged for a warrant or stock option of Goldcorp which gives the holder the right to acquire common shares of Goldcorp on the same basis as the exchange of Wheaton common shares for Goldcorp common shares. The Wheaton options and warrants have been included as part of the purchase price consideration.

This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Wheaton as the acquiree.

Goldcorp Inc.
Notes to the pro forma condensed consolidated financial statements nine months ended September 30, 2006 and year ended December 31, 2005
(Unaudited)
(Tabular amounts expressed in millions of United States dollars unless otherwise stated, except per share amounts)
3.	Business acquisitions (continued)
(d)	Acquisition of Wheaton River Minerals Ltd. (continued)

The allocation of the purchase price is summarized in the table below:

Purchase price
143.8 million common shares of Goldcorp	$1,887.4
Stock options and warrants of Goldcorp exchanged for those of Wheaton	321.6
Acquisition costs	26.0

$2,235.0

Net assets acquired
Cash and short-term investments	$168.7
Marketable securities	4.3
Other non-cash working capital	0.8
Mining interests	2,502.1
Silver purchase contract	77.5
Stockpiled ore, non-current	55.3
Other long-term assets	3.8
Future income taxes, net	(631.8)
Reclamation, closure costs and obligations	(24.5)
Employee future benefits and other	(5.3)
Other liabilities	(10.3)
Non-controlling interests	(54.9)
Goodwill	149.3

$2,235.0

The fair value of the Goldcorp shares issued is based on the deemed issuance of 143.8 million Goldcorp common shares at $13.13 being the average share price of Goldcorp two days before, the day of, and two days after February 8, 2005, the day when the special $0.50 dividend was announced in connection with the offer to acquire Wheaton, adjusted for the special $0.50 dividend.
4.	Pro forma assumptions and adjustments

Pro forma adjustments to consolidated balance sheet

The unaudited pro forma consolidated balance sheet reflects the following adjustments as if the transaction with Glamis had occurred on September 30, 2006:
(a)	To record the acquisition of Glamis at a purchase price of $8,242.6 million.
Pro forma adjustments to consolidated statements of operations

The unaudited pro forma consolidated statements of operations reflect the following adjustments as if the acquisitions of Glamis, certain Placer Dome Operations, Western Silver and Wheaton had occurred on January 1, 2005:

Goldcorp Inc.
Notes to the pro forma condensed consolidated financial statements nine months ended September 30, 2006 and year ended December 31, 2005
(Unaudited)
(Tabular amounts expressed in millions of United States dollars unless otherwise stated, except per share amounts)
4.	Pro forma assumptions and adjustments (continued)

Pro forma adjustments to consolidated statements of operations (continued)
(b)	To record adjustments to depletion expense resulting from adjustments to asset carrying values in the purchase allocations relating to the Placer Dome Operations and Wheaton assets.

(c)	An increase in interest expense of $15.9 million for the nine month period ended September 30, 2006 and $42.4 million for the year ended December 31, 2005 to reflect the interest expense on the long-term debt of $850 million taken to partially finance the acquisition of the Placer Dome Operations.

(d)	To reverse the non-controlling interest share of income arising from Goldcorp owning 82% of Wheaton between February 15, 2005 and April 15, 2005.

(e)	To record the tax effect of the pro forma adjustments at 40%.

(f)	An increase in exploration expense by Western Silver of $11.6 million for the year ended December 31, 2005 to conform with Goldcorp’s accounting policy of expensing exploration expenditures on properties not advanced sufficiently to identify their development potential. A positive economic analysis was completed by Western Silver in November 2005 on its Peñasquito property at which time, under Goldcorp’s accounting policy, further development costs would be capitalized. Accordingly, no adjustment is required in the pro forma consolidated statement of operations for the nine months ended September 30, 2006.

(g)	An increase in stock-based compensation of $0.2 million for the nine months ended September 30, 2006 and $1.2 million for the year ended December 31, 2005 deferred by Western Silver to properties in the exploration stage which would be expensed under Goldcorp’s accounting policies.

(h)	The reduction of interest income of Western Silver to $Nil from $0.6 million and $1.3 million, respectively, for the nine months ended September 30, 2006 and for the year ended December 31, 2005, as Glamis did not acquire cash assets as part of the Western Silver transaction.

Goldcorp Inc.
Notes to the pro forma condensed consolidated financial statements nine months ended September 30, 2006 and year ended December 31, 2005
(Unaudited)
(Tabular amounts expressed in millions of United States dollars unless otherwise stated, except per share amounts)
5.	Pro forma earnings per share

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from transactions described in Note 3 effective January 1, 2005.

Basic earnings per share

	Nine months
	ended	Year ended
	September 30,	December 31,
	2006	2005

Weighted average number of Goldcorp shares outstanding for the period	380.4	314.3
Adjustment to reflect acquisition of Glamis, effective January 1, 2005	283.6	283.6
Adjustment to reflect acquisition of Éléonore Gold project effective January 1, 2005	6.3	19.3
Adjustment to reflect acquisition of 100% of Wheaton, effective January 1, 2005	—	21.6
Adjustment to reflect exercise of 166.6 million warrants effective January 1, 2005	30.1	54.2

Pro forma weighted average number of shares outstanding for the period	700.4	693.0

Pro forma adjusted net earnings	$309.7	$250.6

Pro forma adjusted basic earnings per share	$0.44	$0.36

Diluted earnings per share

	Nine months
	ended	Year ended
	September 30,	December 31,
	2006	2005

Pro forma average number of Goldcorp shares outstanding for the period	700.4	693.0
Dilutive effect of stock options, warrants and restricted share units	8.8	7.9

Pro forma average number of Goldcorp shares outstanding for the period — diluted	709.2	700.9

Pro forma adjusted net earnings	$309.7	$250.6

Pro forma adjusted earnings per share — diluted	$0.44	$0.36